SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                  MedQuist Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                    584949101
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                                 (CUSIP Number)


                             Neil T. Anderson, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 6, 2007
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box [ ].

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CUSIP NO. 584949101
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 1.      NAME OF REPORTING PERSON

         Koninklijke Philips Electronics N.V.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         222531298
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [_]
                                                                (b)  [_]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS
         OO
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                     [_]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
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                  7.       SOLE VOTING POWER
  NUMBER OF                26,085,086
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER
  OWNED BY                 0
    EACH          --------------------------------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                  26,085,086
    WITH          --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                           0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          26,085,086
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     [_]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         69.6%
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14.      TYPE OF REPORTING PERSON
         CO

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

Item 1.  Security and Issuer.

         This Amendment No. 4 relates to the common stock, no par value (the "Shares") of MedQuist Inc., a New Jersey corporation ("MedQuist"). This Amendment No. 4 amends and supplements Items 4 and 5 of the Statement on
Schedule 13D dated June 6, 2000 (the "Schedule 13D") filed by Koninklijke Philips Electronics N.V., a corporation incorporated under the laws of The Netherlands ("Philips"), as previously amended and supplemented by Amendment No. 1 to the Schedule 13D, dated July 28, 2000, Amendment No. 2 to the Schedule 13D, dated August 2, 2000 and Amendment No. 3 to the Schedule 13D, dated August 24, 2000. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and supplemented as follows:

         On July 6, 2007, Philips publicly announced that it is reviewing all of its options with respect to its ownership interest in MedQuist following a determiniation by Philips that it views its MedQuist ownership interest as a non-core holding. In connection with such review, Philips may consider possible transactions or other changes in its MedQuist ownership interest. However, no specific plans or proposals currently exist with respect to any of the items enumerated in clauses (a) through (j) of Item 4 of Schedule 13D and there can be no assurance that any transaction or other change in Philips' MedQuist ownership interest will occur as a result of such review.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and supplemented as follows:

         (a) As of the date hereof, Philips owns 26,085,086 Shares, which constitutes approximately 69.6% of the outstanding Shares.

         (b) Philips has sole voting and dispositive power over 26,085,086 Shares that it owns. The agreements pursuant to which Philips disclosed in Amendment No. 3 to the Schedule 13D that it had shared voting and/or dispositive power over 1,841,888 Shares have expired and Philips no longer has shared voting and/or dispositive power over such 1,841,888 Shares.



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


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 6, 2007



                                    KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                    By:    /s/  G.J. KLEISTERLEE
                                        ----------------------------------------
                                    Name:   G.J. Kleisterlee
                                    Title:  President & CEO


                                    By:    /s/  P.J. SIVIGNON
                                        ----------------------------------------
                                    Name:   P.J. Sivignon
                                    Title:  Executive Vice President & CFO






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